FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Material Information that Banco de Chile placed certain bonds in the local market.

Santiago, August 27, 2025

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Of our consideration:

Pursuant to Articles 9 and 10 of Law No. 18,045, Chapter No. 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission (“CMF”) and General Rule (“NCG”) No. 30 of the CMF, as amended by NCG No. 486 of the CMF, duly authorized for this purpose, I inform you the following as Material Information regarding this institution:

Today, August 27, 2025, the placement in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile was carried out.

The specific conditions of this placement were the following:

●	Serie HN Bonds, registered in the CMF’s Securities Registry under automatic registry, with registration number 20240002 dated April 5, 2024, for a total amount of Chilean UF (CLF) 550,000, with a maturity date of December 1, 2039, and an average placement rate of 3.06%.

Sincerely,

Rolando Arias Sánchez

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2025

Banco de Chile

/s/ Rolando Arias Sánchez
By:	Rolando Arias Sánchez
Chief Financial Officer

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